Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated November 8, 2024 to the Registration Statement on Form F-1/A of ANEW Health Limited, relating to the audit of the consolidated balance sheets of ANEW Health Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity (deficit), and cash flows in each of the years for the two-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”) included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C
April 16, 2025	Certified Public Accountants
PCAOB ID: 1171